Exhibit 5.2
February 4, 2010
Re:	Terra Capital, Inc. $600,000,000 Aggregate Principal Amount 7.75% Senior Notes due 2019
Ladies and Gentlemen:
I am issuing this letter in my capacity as general counsel for Terra Capital, Inc., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance and exchange of up to $600,000,000 aggregate principal amount of new 7.75% Senior Notes due 2019 (the “Exchange Notes”) for a like aggregate principal amount of outstanding 7.75% Senior Notes due 2019, which have certain transfer restrictions (the “Original Notes”). The Exchange Notes are to be issued pursuant to the indenture dated as of October 26, 2009 (the “Indenture”), among the Company, the guarantors named therein (the “Guarantors”) and U.S. Bank National Association, as trustee (the “Trustee”).
In that connection, I have examined originals, or copies of certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments as I have deemed necessary or appropriate for purposes of this opinion, including the Indenture.
Based on the foregoing, I advise you that:
1.	The Indenture has been duly authorized, executed and delivered by Terra Industries Inc., Terra Investment Fund LLC, Terra Investment Fund II LLC, Terra Mississippi Holdings Corp. and Terra Real Estate Corporation (together, the “Non-Delaware Guarantors”) and constitutes a legal, valid and binding obligation of each of the Non-Delaware Guarantors enforceable against each of the Non-Delaware Guarantors in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).

2.	The guarantees have been duly authorized by each of the Non-Delaware Guarantors, respectively, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered, will constitute the legal, valid and binding obligation of the applicable Non-Delaware Guarantor, enforceable against such Non-Delaware Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent

February 4, 2010

transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).
This letter speaks as of the time of its delivery on the date it bears. I do not assume any obligation to provide you with any subsequent opinion or advice by reason of any fact about which I did not have actual knowledge at that time, by reason of any change subsequent to that time in any law covered by any of my opinions, or for any other reason.
I hereby consent to the filing of this opinion with the Commission as Exhibit 5.2 to the Registration Statement. I also consent to the reference to myself under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving such consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Sincerely,
/s/ John W. Huey
John W. Huey